Exhibit 99.1

Sierra Metals Provides Financial and Operations Update and Announces Strategic Review Process

TORONTO--(BUSINESS WIRE)--October 18, 2022--Sierra Metals Inc. (TSX: SMT) (NYSE American: SMTS) (BVL or Bolsa de Valores de Lima: SMT) (“Sierra Metals” or the “Company”) announced today that a special committee comprised of its independent directors (the “Special Committee”) has initiated a process to evaluate and consider the Company’s current financial and liquidity position, operational challenges and possible financing and restructuring alternatives that may be available to the Company.

Financial and Operational Matters

The Company faces liquidity challenges as a result of the recent previously announced suspension of operations at the Yauricocha Mine and operating losses and negative cash flows that have accumulated, primarily from the Bolivar and Cusi operations.

While mining operations have re-commenced at areas of the Yauricocha Mine, a majority of the operation remains suspended at this time. A precise timeline for achieving full plant throughput has not yet been established.

Absent additional support and increased funding, the Company’s ability to continue operations in the ordinary course may be impacted. The Company is monitoring and actively managing its capital to preserve liquidity to support operations and will continue to consult with its financial and other stakeholders.

The Company reiterates that the safety and wellbeing of its employees and contractors remains of utmost importance.

Special Committee

The Special Committee includes all non-management members of the board of directors of the Company. The mandate of the Special Committee includes exploring, reviewing and considering options to optimize the operations of the Company and financing, restructuring and strategic options in the best interests of the Company. The Special Committee has a particular focus on liquidity, near term financing and cash conservation options.

Financial and legal advisors with particular expertise in turnaround and restructuring matters have been engaged to advise on this process.

It is the Company’s current intention to not disclose developments with respect to the Special Committee process unless and until the board of directors of Sierra Metals has approved a specific transaction or material steps or otherwise determines that disclosure is necessary.

The Company cautions that there are no assurances or guarantees of the results of the Special Committee review process, management’s efforts to improve the current situation or the impact that the process and such efforts will have on the Company’s financial and liquidity position or its operations. The Company has not set a definitive schedule to complete the evaluation.

About Sierra Metals

Sierra Metals is a diversified Canadian mining company with Green Metal exposure including copper production and base metal production with precious metals byproduct credits, focused on the production and development of its Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. The Company has large land packages at all three mines with several prospective regional targets providing longer- term exploration upside and mineral resource growth potential.

The Company's common shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

For further information regarding Sierra Metals, please visit www.sierrametals.com.

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Forward-Looking Statements

This press release contains forward-looking information within the meaning of Canadian and United States securities legislation, including statements with respect to the ability of the Company to continue operations in the ordinary course. Forward-looking information relates to future events or the anticipated performance of Sierra Metals and reflect management's expectations or beliefs regarding such future events and anticipated performance based on an assumed set of economic conditions and courses of action. In certain cases, statements that contain forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur" or "be achieved" or the negative of these words or comparable terminology. The Company has made certain assumptions regarding, among other things: the strategic alternatives that may be available to it. By its very nature forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual performance of Sierra Metals to be materially different from any anticipated performance expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading "Risk Factors" in the Company's annual information form dated March 16, 2022 for its fiscal year ended December 31, 2021 and other risks identified in the Company's filings with Canadian securities regulators and the United States Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively. The risk factors referred to above are not an exhaustive list of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and is inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations, and opinions of management on the date the statements are made, and the Company does not assume any obligation to update such forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Investor Relations
Sierra Metals Inc.
Tel: +1 (416) 366-7777
Email: info@sierrametals.com

Luis Marchese
CEO
Sierra Metals Inc.
Tel: +1 (416) 366-7777

Ed Guimaraes
CFO
Sierra Metals Inc.
Tel: +1 (416) 366-7777